                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                      For the year ended December 31, 2001

                        Commission file number 333-73169


                            Newport Steel Corporation
                    Hourly Employees' Retirement Savings Plan
                            (Full title of the plan)


                                 NS Group, Inc.
          (Name of issuer of the securities held pursuant to the plan)
                              530 West Ninth Street
                             Newport, Kentucky 41071
                     (Address of principal executive office)

-------------------

         Index to Exhibit at Page 12

                            NEWPORT STEEL CORPORATION
                    HOURLY EMPLOYEES' RETIREMENT SAVINGS PLAN

                                      INDEX



REQUIRED INFORMATION

ITEM 4 - The Newport Steel Corporation Hourly Employees' Retirement Savings Plan is subject to the Employee Retirement Income Security Act of 1974. In lieu of the requirements of Items 1, 2 and 3 of Form 11-K, the following financial statements are included herein:


                                                                           Page
                                                                           ----
Statements of Net Assets Available for Benefits...........................  3
Statement of Changes in Net Assets Available for Benefits.................  4
Notes to Financial Statements.............................................  5
Schedule of Assets Held for Investment Purposes........................... 10
Report of Independent Public Accountants.................................. 11
Index to Exhibit.......................................................... 12

                            NEWPORT STEEL CORPORATION
                    HOURLY EMPLOYEES' RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2001 AND 2000


                                                          2001                 2000
                                                       -----------          -----------

INVESTMENTS, at quoted market value
    Investment in NS Group, Inc. Master Trust          $ 2,869,722          $ 2,234,543
    Other Investments                                   15,412,370           20,703,804
                                                       -----------          -----------
                                                        18,282,092           22,938,347

SPONSOR CONTRIBUTION RECEIVABLE                             21,401               23,914
                                                       -----------          -----------


               Total assets                             18,303,493           22,962,261
                                                       -----------          -----------


LIABILITIES                                                      -                    -
                                                       -----------          -----------


NET ASSETS AVAILABLE FOR BENEFITS                      $18,303,493          $22,962,261
                                                       ===========          ===========






The accompanying notes are an integral part of these statements.

                            NEWPORT STEEL CORPORATION
                    HOURLY EMPLOYEES' RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001


Additions:
     INCOME FROM INVESTMENTS                                   $    139,011

     NET REALIZED AND UNREALIZED
          GAINS (LOSSES) IN FAIR VALUE OF INVESTMENTS            (1,980,138)

     CONTRIBUTIONS FROM
          Participants                                              791,118
          Sponsor                                                   122,886
                                                               ------------

               Total additions, net                                (927,123)

Deductions:
     DISTRIBUTIONS TO PARTICIPANTS                               (3,731,645)
                                                               ------------
          Change in net assets available for benefits            (4,658,768)

     NET ASSETS AVAILABLE FOR BENEFITS,
          beginning of period                                    22,962,261
                                                               ------------
     NET ASSETS AVAILABLE FOR BENEFITS,
          end of period                                        $ 18,303,493
                                                               ============






The accompanying notes are an integral part of this statement.

                            NEWPORT STEEL CORPORATION
                    HOURLY EMPLOYEES' RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1)      PLAN DESCRIPTION

         The following description of the Newport Steel Corporation Hourly Employees' Retirement Savings Plan (the Plan) is provided for general information purposes only. Reference should be made to the Plan document for a more complete description of the Plan's provisions.

GENERAL

         The Plan covers all eligible hourly employees of Newport Steel Corporation (the Sponsor or, the Company), who have attained age 20 1/2. The Plan is a qualified 401(k) Profit Sharing Plan as described in Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

INVESTMENT IN MASTER TRUST

         A portion of the Plan's investments is invested in a Master Trust, which was established by NS Group, Inc. for all of its defined contribution plans.

         The Plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Key Trust Company of Ohio N.A. The net assets of the Master Trust as of December 31, 2001 and 2000 are as follows:

                                              December 31,        December 31,
                                                 2001                  2000
                                              -----------          ----------
 Net assets of the Master Trust
   consisting of NS Group, Inc.
   common stock, at market                    $ 7,615,943          $6,786,845
                                              ===========          ==========

Allocations of the net assets of the Master Trust to participating plans as of December 31, 2001 and 2000 are as follows:

                                                      December 31, 2001                   December 31, 2000
                                                      -----------------                   -----------------
                                                Amount               Percent         Amount               Percent
                                                ------               -------         ------               -------

NS Group, Inc. Salaried Employees'
  Retirement Savings Plan                     $2,565,062              33.68%       $2,149,959              31.68%

Newport Steel Corporation Hourly
  Employees' Retirement Savings Plan           2,869,722              37.68%        2,234,543              33.92%

Koppel Steel Corporation Hourly
  Employees' Retirement Savings Plan           2,181,159              28.64%        2,402,343              35.40%
                                              ----------             ------        ----------             ------

Total                                         $7,615,943             100.00%       $6,786,845             100.00%
                                              ==========             ======        ==========             ======


Investment income from the Master Trust, which includes interest, and to the extent applicable, dividends and realized and unrealized gains and losses, net of administrative expenses, is allocated to each plan by the trustee on a pro rata basis. Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of the assets sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. NS Group, Inc. has not declared any dividends on its common stock during the periods presented. Contributions and benefit payments are credited and charged directly to each Plan.

Master Trust income (loss) allocated to the participating plans for the years ended December 31, 2001 and 2000 are as follows:

                                        December 31, 2001     December 31, 2000
                                        -----------------     -----------------
Total Unrealized Appreciation
     (Depreciation) of Assets            $ (1,929,249)          $ (5,025,010)

ADMINISTRATION

         The Plan is administered by an advisory committee, which is appointed by the board of directors of the Company. Key Trust Company of Ohio, N.A. (Trustee) has been appointed trustee for the Plan.

CONTRIBUTIONS

         Eligible participants may make voluntary contributions of up to 15% of eligible compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nine mutual funds; a common/collective equity fund and a common/collective fixed income fund as investment options for participants. In addition, the

Plan requires Company matching contributions of 1/4% for each 1% of eligible compensation of the first 6% of voluntary contributions. The Company also makes an annual contribution based upon terms of the current collective bargaining agreement. Participants must have completed 500 hours of service during the Plan year and be employed by the Company on the last day of the Plan year in order to share in the allocation of any annual contribution. Allocations of annual contributions are based on the participants' compensation during the plan year and years of service. Participants may elect to receive 20% of their allocated annual contribution as a cash payment. The annual and matching contributions may be made either in the form of cash or NS Group, Inc. common stock, at the discretion of the Sponsor. Contributions are subject to certain limitations.

PARTICIPANT ACCOUNTS

         Individual accounts are maintained for each of the Plan's participants which reflect the participant's contributions, Sponsor contributions, forfeitures of terminated participants' non-vested accounts, as well as the participant's share of the Plan's income and related mutual fund investment management expenses. Allocations are based upon participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

         Participants are fully vested in their account balances.

BENEFITS

         Upon termination of employment prior to a participant reaching retirement age, the participant may elect to postpone distribution of the balance of his/her account or receive an early distribution. Upon termination of service due to disability or retirement, a participant may elect to receive the balance in his/her account in the form of a lump sum distribution or in installments over a fixed period of time. Upon death, the participant's account balance will be paid as a death benefit. In addition, participants may apply for hardship withdrawals subject to approval by the Plan administrator.

ADMINISTRATIVE EXPENSES

         The Plan Sponsor pays all administrative expenses of the Plan, except for investment management costs incurred by any mutual funds in the Plan. The Plan Sponsor also provides administrative services to the Plan at no cost. The NS Group, Inc. Master Trust incurs brokerage fees on the open market purchases and sales of NS Group, Inc. common stock.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

         The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

INVESTMENT VALUATION

         Investments in registered investment companies and the NS Group, Inc. Master Trust are reported at fair value as determined by the Trustee, based upon quoted market prices. Investments in common/collective fixed income funds, which hold investments in guaranteed investment contracts, are reported at fair value as determined by the Trustee.

         The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

         The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000 are as follows:

                                                                2001                             2000
                                                       ------------------------        -------------------------
                                                         Shares/                          Shares/
Investment                                                Units          Market            Units         Market
----------                                                -----          ------            -----         ------

Key Corp EB MaGIC Fund                                  658,349     $10,040,879          797,818    $11,494,719

Fidelity Advisor Growth Opportunities Fund                  (a)             (a)           39,915      1,363,081

Janus Twenty Fund                                        35,198       1,353,708           48,496      2,657,566

NS Group, Inc. Master Trust Fund                        298,799       2,869,722          170,872      2,234,543

Invesco Dynamics Fund                                       (b)             (b)           75,289      1,789,624


(a) Replaced with Van Kampen Growth & Income Fund
(b) Less than 5%

During the year, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value is as follows:

         Key Corp EB MaGIC Fund                              $   592,188
         Fidelity Advisor Growth Opportunities Fund             (104,308)
         Fidelity Advisor Balanced Fund                          (12,781)
         American Funds Group Small Cap World Fund              (154,966)
         Templeton Growth Fund                                   (17,882)
         Victory Stock Index Fund                               (120,650)
         Janus Twenty Fund                                      (740,768)
         Invesco Dynamics Fund                                  (595,579)
         Fidelity Advisor High Yield Fund                         (3,142)
         PIMCO Total Return Fund                                  (2,416)
         MFS Total Return Fund                                   (22,711)
         Dreyfus Midcap Value Fund                                (6,833)
         Van Kampen Growth & Income Fund                         (66,024)
         NS Group, Inc. Master Trust Fund                       (724,266)
                                                             -----------
                                                             $(1,980,138)
                                                             ===========

(3)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Sponsor has the right under the Plan subject to bargaining unit consent, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all contributions and earnings allocated to the accounts of the participants will be distributed.

(4)      TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated September 1, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)      PARTIES-IN-INTEREST

         Certain plan investments are shares of mutual funds managed by Key Corp. and shares of the NS Group, Inc. Master Trust Fund, managed by NS Group, Inc. Master Trust. Key Corp is the trustee as defined by the Plan and NS Group is the Plan Sponsor and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to these parties-in-interest for the Plan year were not material.

                            NEWPORT STEEL CORPORATION
                    HOURLY EMPLOYEES' RETIREMENT SAVINGS PLAN
                                 PLAN NUMBER 005
                                 EIN 61-1116686
            ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2001

-------------------------------------------------------------------------------------------------------------------------

            ISSUER                             ASSET DESCRIPTION                                            MARKET
----------------------------------------------------------------------------------------------------- --------------------

*KEY CORP                                      EB MaGIC FUND                                          $    10,040,879

THE AMERICAN FUNDS GROUP                       SMALLCAP WORLD FUND                                            524,297

THE FRANKLIN TEMPLETON GROUP                   TEMPLETON GROWTH FUND                                          686,462

*THE VICTORY PORTFOLIOS                        STOCK INDEX FUND                                               422,436

JANUS FUNDS                                    JANUS TWENTY FUND                                            1,353,708

INVESCO EQUITY INCOME FUNDS                    INVESCO DYNAMICS FUND                                          842,001

PACIFIC INVESTMENT MANAGEMENT                  PIMCO TOTAL RETURN FUND
                                                                                                              228,990
MFS INVESTMENT MANAGEMENT                      MFS TOTAL RETURN FUND
                                                                                                              432,249
DREYFUS                                        DREYFUS MIDCAP VALUE FUND
                                                                                                               85,645
VAN KAMPEN ASSET MANAGEMENT                    VAN KAMPEN GROWTH & INCOME FUND
                                                                                                              795,703
*NS GROUP, INC. MASTER TRUST                   NS GROUP, INC. - MASTER TRUST FUND
                                                                                                            2,869,722

----------------------------------------------------------------------------------------------------- --------------------

                                                                                          TOTAL PLAN      $18,282,092
                                                                                                          ===========
----------------------------------------------------------------------------------------------------- --------------------

In accordance with 29 CFR 2520.103 - 9, the Company hereby certifies that the Plan is in receipt of the most recent annual statement of assets and liabilities of the KEY TRUST, EB MaGIC Fund, in which the Plan has an investment. In addition, a notice has been received by the Plan from Key Trust Company of Ohio, N.A. (Trustee) informing the Plan that the proper procedure was followed in filing a copy of the most recent annual statement of assets and liabilities of the fund in which the Plan has an investment with the Department of Labor.

The Employer Identification Number of the fund is 34-6903863.

         *Represents a party-in-interest

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Advisory Committee of the
  Newport Steel Corporation Hourly Employees' Retirement Savings Plan:

         We have audited the accompanying statements of net assets available for benefits of the NEWPORT STEEL CORPORATION HOURLY EMPLOYEES' RETIREMENT SAVINGS PLAN as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Cincinnati, Ohio,                                    /s/ ARTHUR ANDERSEN LLP
May 10, 2002

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                              NEWPORT STEEL CORPORATION
                                              HOURLY EMPLOYEES' RETIREMENT
                                              SAVINGS PLAN



                                              By: /s/ Thomas J. Depenbrock
                                                  ------------------------
                                              Thomas J. Depenbrock
                                              Member, Advisory Committee

Date: May 10, 2002


                      ------------------------------------


                                Index to Exhibit
                                ----------------

Number           Description

23.1             Consent of Independent Public Accountants